Exhibit (a)(5)(i)

SL INDUSTRIES, INC. LAUNCHES MODIFIED
DUTCH AUCTION TENDER OFFER TO REPURCHASE
UP TO $20 MILLION OF ITS COMMON SHARES
AT A CASH PURCHASE PRICE NOT GREATER THAN $42.00 PER SHARE
NOR LESS THAN $39.00 PER SHARE

MT. LAUREL, N.J., March 27, 2015 — SL Industries, Inc. (NYSE MKT: SLI) (the “Company”) today announced the commencement of a modified “Dutch auction” tender offer to repurchase up to $20 million of its common shares at a price per share not less than $39.00 and not greater than $42.00.  The tender offer will expire at 12:00 midnight, New York City time, on Thursday, April 23, 2015 (which is the end of the day on April 23, 2015), unless extended or withdrawn by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials. The closing price of the Company’s stock on the NYSE MKT was $40.61 on March 26, 2015. The maximum number of shares proposed to be purchased in the tender offer represents approximately 12.6% of the Company’s outstanding shares.

A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase $20 million of its common shares, or such lesser number of shares that are properly tendered. The Company also reserves the right to purchase up to an additional 2% of its common shares outstanding without amending or extending the tender offer. All shares accepted for payment will be purchased at the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. If, based on the final purchase price determined in the tender offer, more than $20 million in value of common shares are properly tendered and not properly withdrawn, then the Company will purchase shares tendered at or below the per share purchase price on a pro rata basis as specified in the Offer to Purchase. Stockholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer.

Our Chief Executive Officer, William T. Fejes, and our Chief Financial Officer, Louis J. Belardi, have advised us that following the exercise of certain options, they intend to tender 30,000 shares and 5,000 shares, respectively, of SL Industries, Inc. common stock in the tender offer.  The Company’s other directors, executive officers and affiliates have advised us that they do not intend to tender shares in the tender offer.

The tender offer will be funded through available cash and borrowings under our Credit Facility with PNC Bank, National Association, individually, as administrative agent and a lender thereunder, and the other financial institutions party thereto.  All shares purchased by the Company in the tender offer will be cancelled and returned to the status of authorized but unissued stock.  The tender offer is not contingent upon any minimum number of common shares being tendered. However, the tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase that is being distributed to stockholders.

Neither SL Industries, Inc., its board of directors, the information agent nor the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer or as to the purchase price or prices at which to tender them. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common shares. The solicitation and offer to buy the Company’s common shares will only be made pursuant to the Offer to Purchase and related materials that are being sent to the Company’s stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (the “SEC”) through the SEC’s internet address at www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents from MacKenzie Partners, Inc. the information agent for the tender offer, by directing such request to: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, telephone (212) 929-5500 or toll-free (800) 322-2885.  Stockholders and investors who have questions or need assistance may call the information agent at the above numbers.  The depositary for the tender offer is American Stock Transfer & Trust Company LLC.

About SL Industries, Inc.

SL Industries, Inc., designs, manufactures and markets power electronics, motion control, power protection, and power quality electromagnetic equipment that is used in a variety of medical, commercial and military aerospace, solar, computer, datacom, industrial, and telecom applications. For more information about SL Industries, Inc. and its products, please visit the Company's web site at www.slindustries.com.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect the Company's current expectations and projections about its future results, performance, prospects, and opportunities. The Company has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause its actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, without limitation: the effectiveness of the cost reduction initiatives undertaken by the Company, changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, constraints on supplies of critical components, excess or shortage of production capacity, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company's Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable and achievable, such statements involve significant risks and uncertainties, and no assurance can be given that the actual results will be consistent with these forward-looking statements. Except as otherwise required by Federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

 Contact:

MacKenzie Partners, Inc.

800-322-2885